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[PROOF] Everything you need to know about our venture strategy

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Understanding our venture investment strategies

We're building a diversified portfolio of primarily high-growth private, pre-IPO technology companies. There are several specific sectors within that world that we intend to focus on due to their exceptional macro tailwinds.

Learn more about our high-level investment strategy →

FEATURED STRATEGIES



Artificial Intelligence

We are convinced that AI will have a larger impact on the world's economy than any other single innovation of our lifetimes. Accordingly, AI is the most significant factor in all of our investment theses.



Modern Data Infrastructure

We believe the already-thriving data sector (e.g. data infrastructure or modern data stack) is uniquely positioned to benefit from the AI revolution as LLMs in particular are only as good as the quality of their underlying data. Firms that enable customers to analyze, utilize, and secure their increasingly vast troves of data will be handsomely rewarded.

Learn more about our data sector strategy →

Other Sectors

 Development Operations (DevOps)

 Real Estate & Property Technology (PropTech)

 Financial Technology (FinTech)

 Public Credit

Invest in innovation

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The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund’s investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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